SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                            THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               TRC Companies, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    872625108
                                 --------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                  March 6, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                              (Page 1 of 5 pages)

CUSIP No. 872625108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,925,131
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,925,131
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,925,131
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.485%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 5 pages)

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D relates to shares of common stock, par value $.10 per share (the "Common Stock"), of TRC Companies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21 Griffin Road North, Windsor, Connecticut 06095.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.

      The Reporting Person is principally engaged in the business of providing management and administrative services to certain institutional, corporate, partnership, individual and trust accounts affiliated with the Clark family.

      During the last five years neither the Reporting Person, nor to the best knowledge of the Reporting Person any of its directors or executive officers, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Effective as of March 6, 2006, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer in a private placement transaction 1,081,081 shares of Common Stock (the "Shares") for an aggregate purchase price of $10,000,000 pursuant to a Purchase Agreement (the "Purchase Agreement").

      Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners. The purchase price for the Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

      In connection with this private placement, the Issuer agreed pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") to file a Registration Statement with the SEC with respect to the Shares and certain other shares of Common Stock issued in connection with this private placement.

      Prior to this private placement, the Reporting Person had acquired an aggregate of 844,050 shares of Common Stock of the Issuer during the period 2002 through 2005. The purchase price for these shares was provided by funds available by accounts for which the Reporting Person provides management and administrative services.


                              (Page 3 of 5 pages)

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the purchase of the Shares was for investment. The Reporting Person currently does not have, nor to the best knowledge of the Reporting Person do any of its directors or executive officers have, any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of
Schedule 13D, except that the Reporting Person and each of its directors and executive officers may acquire additional shares of the Common Stock in open market transactions for investment purposes and may dispose of shares of Common Stock in open market transactions or otherwise. Any decision of the Reporting Person or any of its directors or executive officers either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

      Stephen M. Duff, an employee of the Reporting Person, was appointed to the Board of Directors of the Issuer on March 6, 2006.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The 1,925,131 shares of Common Stock beneficially owned by the Reporting Person, which are held of record by Federal Partners, constitute approximately 11.485% of the outstanding shares of the Common Stock. Stephen Duff, an employee of the Reporting Person and a director of the Issuer, owns 400 shares of Common Stock and an option to acquire 10,000 shares of Common Stock, as to which options to acquire 3,333 shares are vested. Such 400 shares and vested options together constitute approximately .02% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of these shares.

      (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the Shares.

      (c) Effective as of March 6, 2006, Federal Partners purchased from the Issuer in a private placement transaction 1,081,081 shares of Common Stock for an aggregate purchase price of $10,000,000 ($9.25 per share). On March 6, 2006, Stephen Duff's stock options for 3,333 shares of Common Stock vested. Except as described above, neither the Reporting Person, nor to the best knowledge of the Reporting Person any of its directors or executive officers, has effected any other transactions with respect to the Common Stock during the past 60 days.

      (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except for the Purchase Agreement and the Registration Rights Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                              (Page 4 of 5 pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Not applicable.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2006                             THE CLARK ESTATES, INC.


                                                 By: /s/ KEVIN S. MOORE
                                                     ---------------------------
                                                     Name:  Kevin S. Moore
                                                     Title: President


                              (Page 5 of 5 pages)